FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2012

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Exhibit No. 1	Publication of Prospectus released on 30 March 2012
Exhibit No. 2	Total Voting Rights released on 30 March 2012
Exhibit No. 3	Pillar 3 Disclosure 2011 released on 30 March 2012
Exhibit No. 4	Annual Review and Summary Financial Statement 2011 released on 3 April 2012
Exhibit No. 5	Director/PDMR Shareholding released on 4 April 2012
Exhibit No. 6	Publication of Prospectus released on 5 April 2012
Exhibit No. 7	Annual Information Update released on 10 April 2012
Exhibit No. 8	Director/PDMR Shareholding released on 11 April 2012
Exhibit No. 9	Notice of 2012 Annual General Meeting and Form of released on 24 April 2012
Exhibit No. 10	Dividend Declaration released on 25 April 2012
Exhibit No. 11	Block Listing Six Monthly Return released on 26 April 2012

Exhibit No. 1

Publication of Prospectus

The following prospectus has been approved by the UK Listing Authority and is available for viewing:

Supplementary Prospectus to The Royal Bank of Scotland Group plc and The Royal Bank of Scotland plc £90,000,000,000 Euro Medium Term Note Programme dated 30 March 2012.

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/4701A_-2012-3-30.pdf

A copy of the above Supplementary Prospectus has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.Hemscott.com/nsm.do.

For further information, please contact:

Emete Hassan
Head of Debt Investor Relations
The Royal Bank of Scotland Group plc
280 Bishopsgate
London EC2M 4RB

TEL: + 44 20 7672 1758
FAX: + 44 20 7672 1801

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Supplementary Prospectus (and the Prospectus to which it relates) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and the Supplementary Prospectus is not addressed. Prior to relying on the information contained in the Prospectus and the Supplementary Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit No. 2

The Royal Bank of Scotland Group plc
Total Voting Rights - Conformity with the Disclosure and Transparency Rules

In conformity with the Disclosure and Transparency Rules, The Royal Bank of Scotland Group plc ('RBSG') hereby notifies the following in respect of its issued share capital with voting rights as at 30 March 2012:-

Share Class and nominal value	Number of Shares issued	Voting rights per share	Total Voting rights -
			30 March 2012

Ordinary shares of £0.25	59,544,812,290	1	59,544,812,290
11% Cumulative Preference Shares of £1	500,000	4	2,000,000
5.5% Cumulative Preference Shares of £1	400,000	4	1,600,000
Non-cumulative Preference Shares of £1 (series 1)	54,442	1	54,442
Non-cumulative Preference Shares of €0.01 (Series 1)	1,250,000	4	5,000,000
Non-cumulative Preference Shares of €0.01 (Series 2)	784,989	4	3,139,956
Non-cumulative Preference Shares of €0.01 (Series 3)	9,429	1	9,429
Non-cumulative Preference Shares of US$0.01 (Series M)	23,125,869	4	92,503,476
Non-cumulative Preference Shares of US$0.01 (Series N)	22,113,160	4	88,452,640
Non-cumulative Preference Shares of US$0.01 (Series P)	9,883,307	4	39,533,228
Non-cumulative Preference Shares of US$0.01 (Series Q)	20,646,938	4	82,587,752
Non-cumulative Preference Shares of US$0.01 (Series R)	10,163,932	4	40,655,728
Non-cumulative Preference Shares of US$0.01 (Series S)	26,449,040	1	26,449,040
Non-cumulative Preference Shares of US$0.01 (Series T)	51,245,839	1	51,245,839
Non-cumulative Preference Shares of US$0.01 (Series U)	10,130	1	10,130
Series 1 class B shares of £0.01	51,000,000,000	N/A	N/A

Total:	110,711,449,365		59,978,053,950

of which none are held in Treasury.

The above figures may be used by shareholders of the respective classes of shares as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in their shareholding, under the FSA's Disclosure and Transparency Rules.

Exhibit No. 3

The Royal Bank of Scotland Group plc

Pillar 3 Disclosure 2011

The above document has been published on the Group's website at
http://www.investors.rbs.com/report_subsidiary_results

For further information contact:

Richard O'Connor
Head of Investor Relations
+44 (0) 20 7672 1758

Exhibit No. 4

The Royal Bank of Scotland Group plc

3 April 2012

Annual Review and Summary Financial Statement 2011

Copies of the Annual Review and Summary Financial Statement 2011 for The Royal Bank of Scotland Group plc (the "Group") have been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.Hemscott.com/nsm.do

This document is available on the Group's website at www.rbs.com/annualreview and printed copies will be mailed to shareholders ahead of the Group's Annual General Meeting which will be held on 30 May 2012.

Name of contact and telephone number for queries:-

Group Media Relations
+44 (0)131 523 4205

Exhibit No. 5

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS IN ACCORDANCE WITH DTR 3.1.4R AND DTR 3.1.2R

1. Name of the issuer - The Royal Bank of Scotland Group plc

2. Name of person discharging managerial responsibilities/director

John Patrick Hourican

3. Indicate whether the notification is in respect of a holding of the person referred to in 2 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 2

4. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

5. Name of registered shareholder(s) and, if more than one, the number of shares held by each of them

John Patrick Hourican - 15,904,256
Computershare Nominee Account - 1,718,689

6. State the nature of the transaction

Release and sale of 15,904,256 ordinary shares from The Royal Bank of Scotland Group plc Restricted Share Plan at £0.27068 per share.  Sale of 1,718,689 ordinary shares at £0.2704 per share.

7. Number of shares, debentures or financial instruments relating to shares acquired

15,904,256

8. Number of shares, debentures or financial instruments relating to shares disposed

17,622,945

9. Date and place of transaction

3 April 2012

10. Date issuer informed of transaction

3 April 2012

11. Name of contact and telephone number for queries

Group Media Relations - +44(0)131 523 4205

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Group Secretary

Date of notification - 4 April 2012

Exhibit No. 6

Publication of Prospectus

The following prospectus has been approved by the UK Listing Authority and is available for viewing:

Offering Memorandum relating to The Royal Bank of Scotland Group plc and The Royal Bank of Scotland plc $35,000,000,000 U.S. Medium-Term Note Program dated 5 April 2012.

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/9732A_-2012-4-5.pdf

A copy of the above Offering Memorandum has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.Hemscott.com/nsm.do.

For further information, please contact:

Emete Hassan
Head of Debt Investor Relations
The Royal Bank of Scotland Group plc
280 Bishopsgate
London EC2M 4RB

TEL: + 44 20 7672 2422
FAX: + 44 20 7672 3634

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Offering Memorandum may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Offering Memorandum) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Offering Memorandum is not addressed. Prior to relying on the information contained in the Offering Memorandum you must ascertain from the Offering Memorandum whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit No. 7

THE ROYAL BANK OF SCOTLAND GROUP PLC
 (the "Company")

ANNUAL INFORMATION UPDATE

In accordance with the requirements of Prospectus Rule 5.2, the following summarises the information and documents published or made available to the public by the Company from 14 April 2011 up to and including 10 April 2012.

1.  Stock Exchange Announcements

The announcements listed below were published on the London Stock Exchange via RNS, a Regulatory Information Service and can be obtained from their website at www.londonstockexchange.com or via the Company's own website www.rbs.com
.

Date	Announcement
14 Apr 2011	Annual Information Update
15 Apr 2011	The Royal Bank of Scotland plc - Annual Report & Accounts
19 Apr 2011	Transfer of Activities of RBS NV to RBS plc
19 Apr 2011	AGM Statement
19 Apr 2011	Result of AGM
19 Apr 2011	Supplementary Prospectus
20 Apr 2011	The Royal Bank of Scotland plc - Supplementary Prospectus
20 Apr 2011	National Westminster Bank Plc - Annual Report & Accounts
26 Apr 2011	Dividend Declaration
27 Apr 2011	Publication of Prospectus
27 Apr 2011	National Westminster Bank Plc - Filing of Annual Report on Form 20F with US SEC
28 Apr 2011	Blocklisting Interim Review
28 Apr 2011	Total Voting Rights
28 Apr 2011	The Royal Bank of Scotland plc - Article 8 Notification
03 May 2011	The Royal Bank of Scotland plc - Publication of Prospectus
03 May 2011	The Royal Bank of Scotland plc - Article 8 Notification
04 May 2011	The Royal Bank of Scotland plc - Article 8 Notification
05 May 2011	The Royal Bank of Scotland plc - Article 8 Notification
06 May 2011	Interim Management Statement - Part 1 of 10
06 May 2011	Interim Management Statement - Part 2 of 10
06 May 2011	Interim Management Statement - Part 3 of 10
06 May 2011	Interim Management Statement - Part 4 of 10
06 May 2011	Interim Management Statement - Part 5 of 10
06 May 2011	Interim Management Statement - Part 6 of 10
06 May 2011	Interim Management Statement - Part 7 of 10
06 May 2011	Interim Management Statement - Part 8 of 10
06 May 2011	Interim Management Statement - Part 9 of 10
06 May 2011	Interim Management Statement - Part 10 of 10
06 May 2011	The Royal Bank of Scotland plc - Article 8 Notification
06 May 2011	The Royal Bank of Scotland plc - Article 8 Notification
06 May 2011	The Royal Bank of Scotland plc - Article 8 Notification
09 May 2011	RBS Payment Protection Insurance Statement
10 May 2011	UBS Global Financial Services Conference
10 May 2011	Publication of Prospectus
10 May 2011	Director/PDMR Shareholding
10 May 2011	The Royal Bank of Scotland plc - Publication of Prospectus
10 May 2011	The Royal Bank of Scotland plc - Publication of Prospectus
13 May 2011	The Royal Bank of Scotland plc - Article 8 Notification
16 May 2011	The Royal Bank of Scotland plc - Article 8 Notification
16 May 2011	The Royal Bank of Scotland plc - Publication of Final Terms
18 May 2011	Publication of Prospectus
20 May 2011	The Royal Bank of Scotland plc - Publication of Prospectus
23 May 2011	Director/PDMR Shareholding
24 May 2011	Ulster Bank Ireland Limited - Tender Offer for Certain Celtic Notes
25 May 2011	Dividend Declaration
25 May 2011	National Westminster Bank Plc - Dividend Declaration
26 May 2011	Holding(s) in Company
31 May 2011	Total Voting Rights
01 Jun 2011	Director/PDMR Shareholding
02 Jun 2011	The Royal Bank of Scotland plc - Final Terms dated 11 March 2011
03 Jun 2011	The Royal Bank of Scotland plc - Article 8 Notification
06 Jun 2011	The Royal Bank of Scotland plc - Article 8 Notification
07 Jun 2011	Publication of Prospectus
07 Jun 2011	Publication of Prospectus
07 Jun 2011	The Royal Bank of Scotland plc - Amendment to Final Terms
08 Jun 2011	Deutsche Bank Global Financials Conference
08 Jun 2011	Blocklisting
08 Jun 2011	Director/PDMR Shareholding
09 Jun 2011	Goldman Sachs European Financials Conference
09 Jun 2011	The Royal Bank of Scotland plc - Article 8 Notification
09 Jun 2011	The Royal Bank of Scotland plc - Article 8 Notification
10 Jun 2011	The Royal Bank of Scotland plc - Article 8 Notification
10 Jun 2011	The Royal Bank of Scotland plc - Amendment to Final Terms
13 Jun 2011	The Royal Bank of Scotland plc - Amendment to Final Terms
14 Jun 2011	Publication of Prospectus
14 Jun 2011	The Royal Bank of Scotland plc - Article 8 Notification & Notice to Investors
14 Jun 2011	The Royal Bank of Scotland plc - Publication of Prospectus
14 Jun 2011	The Royal Bank of Scotland plc - Publication of Supplementary Prospectus
15 Jun 2011	Director Declaration
15 Jun 2011	The Royal Bank of Scotland plc - Article 8 Notification
15 Jun 2011	Publication of Prospectus
15 Jun 2011	TR1: Notification of Major Interest in Shares
17 Jun 2011	TR1: Notification of Major Interest in Shares
21 Jun 2011	Director/PDMR Shareholding
21 Jun 2011	Total Voting Rights
23 Jun 2011	Notification of Major Interest in Shares
27 Jun 2011	The Royal Bank of Scotland plc - Publication of Prospectus
29 Jun 2011	The Royal Bank of Scotland plc - Article 8 Notification
30 Jun 2011	Total Voting Rights
04 Jul 2011	Holding(s) in Company
07 Jul 2011	The Royal Bank of Scotland plc - Article 8 Notification
08 Jul 2011	Director/PDMR Shareholding
08 Jul 2011	The Royal Bank of Scotland plc - Publication of Supplement to Prospectus
08 Jul 2011	The Royal Bank of Scotland plc - Article 8 Notification
13 Jul 2011	Form 8.3 - (Lombard Risk Management plc)
13 Jul 2011	RBS and Blackstone Agree Partnership for Fund
13 Jul 2011	The Royal Bank of Scotland plc - Amendment to Final Terms
14 Jul 2011	The Royal Bank of Scotland plc - Article 8 Notification
14 Jul 2011	The Royal Bank of Scotland plc - Article 8 Notification
14 Jul 2011	The Royal Bank of Scotland plc - Article 8 Notification
14 Jul 2011	The Royal Bank of Scotland plc - Article 8 Notification
14 Jul 2011	Holding(s) in Company
15 Jul 2011	Directorate Change
15 Jul 2011	Statement on the 2011 EBA Stress Test Results
18 Jul 2011	Holding(s) in Company
19 Jul 2011	Nathan Bostock to Leave RBS
20 Jul 2011	The Royal Bank of Scotland plc - Amendment to Final Terms
21 Jul 2011	RBS N.V.- Expected Part VII Scheme
21 Jul 2011	The Royal Bank of Scotland N.V.- Expected Part VII Scheme
21 Jul 2011	The Royal Bank of Scotland plc - Article 8 Notification
22 Jul 2011	Announcement of Court Preliminary Hearing
22 Jul 2011	The Royal Bank of Scotland N.V.- Announcement of Court preliminary hearing
27 Jul 2011	Issuance of US Consent Order
29 Jul 2011	Total Voting Rights
29 Jul 2011	The Royal Bank of Scotland plc - Article 8 Notification
03 Aug 2011	The Royal Bank of Scotland plc - Article 8 Notification
03 Aug 2011	The Royal Bank of Scotland plc - Article 8 Notification
05 Aug 2011	Interim Results - 1 of 13
05 Aug 2011	Interim Results - 2 of 13
05 Aug 2011	Interim Results - 3 of 13
05 Aug 2011	Interim Results - 4 of 13
05 Aug 2011	Interim Results - 5 of 13
05 Aug 2011	Interim Results - 6 of 13
05 Aug 2011	Interim Results - 7 of 13
05 Aug 2011	Interim Results - 8 of 13
05 Aug 2011	Interim Results - 9 of 13
05 Aug 2011	Interim Results - 10 of 13
05 Aug 2011	Interim Results - 11 of 13
05 Aug 2011	Interim Results - 12 of 13
05 Aug 2011	Interim Results - 13 of 13
05 Aug 2011	Director/PDMR Shareholding
05 Aug 2011	The Royal Bank of Scotland N.V.- Expected Part VII Scheme
05 Aug 2011	Publication of Registration Document
05 Aug 2011	Publication of Prospectus
05 Aug 2011	The Royal Bank of Scotland plc - Article 8 Notification
05 Aug 2011	The Royal Bank of Scotland plc - Publication of Registration Document
05 Aug 2011	RBS N.V. Expected Part VII Scheme
08 Aug 2011	Director/PDMR Shareholding
08 Aug 2011	The Royal Bank of Scotland plc - Publication of Prospectus
11 Aug 2011	The Royal Bank of Scotland plc - Article 8 Notification
16 Aug 2011	Publication of Prospectus
17 Aug 2011	The Royal Bank of Scotland plc - Publication of Prospectus
18 Aug 2011	Director/PDMR Shareholding
19 Aug 2011	The Royal Bank of Scotland plc - Publication of Prospectus
22 Aug 2011	Form 8.3 - (Invista Foundation Property Trust Ltd)
24 Aug 2011	The Royal Bank of Scotland plc - Article 8 Notification
26 Aug 2011	Dividend Declaration
26 Aug 2011	The Royal Bank of Scotland plc - Interim Results 2011
26 Aug 2011	National Westminster Bank Plc - Interim Results 2011
26 Aug 2011	National Westminster Bank Plc - Dividend Declaration
30 Aug 2011	Publication of Prospectus
30 Aug 2011	The Royal Bank of Scotland plc - Publication of Prospectus
31 Aug 2011	Publication of Prospectus
31 Aug 2011	The Royal Bank of Scotland plc - Publication of Supplementary Prospectus
31 Aug 2011	The Royal Bank of Scotland N.V.- Half Yearly Report
05 Sep 2011	The Royal Bank of Scotland plc - Publication of Final Terms
05 Sep 2011	The Royal Bank of Scotland plc - Article 8 Notification
06 Sep 2011	The Royal Bank of Scotland plc - Article 8 Notification
06 Sep 2011	The Royal Bank of Scotland plc - Publication of Prospectus
07 Sep 2011	Sale of Hilton Glasgow Grosvenor Hotel
08 Sep 2011	Director/PDMR Shareholding
09 Sep 2011	Supplementary Prospectus
12 Sep 2011	Barclays Capital Global Financials Conference
14 Sep 2011	The Royal Bank of Scotland plc - Article 8 Notification
14 Sep 2011	The Royal Bank of Scotland plc - Article 8 Notification
14 Sep 2011	The Royal Bank of Scotland plc - Cancellation of Securities & Article 8 Notification
14 Sep 2011	The Royal Bank of Scotland plc - Cancellation of Securities & Article 8 Notification
14 Sep 2011	The Royal Bank of Scotland plc - Cancellation of Securities & Article 8 Notification
14 Sep 2011	The Royal Bank of Scotland plc - Cancellation of Securities & Article 8 Notification
15 Sep 2011	Publication of Supplementary Prospectus
15 Sep 2011	The Royal Bank of Scotland plc - Publication of Supplementary Prospectus
19 Sep 2011	Director/PDMR Shareholding
20 Sep 2011	Director/PDMR Shareholding
21 Sep 2011	Publication of Prospectus
21 Sep 2011	The Royal Bank of Scotland plc - Publication of Prospectus
22 Sep 2011	Director/PDMR Shareholding
22 Sep 2011	Sale of Hilton Glasgow City Hotel
23 Sep 2011	RBS - Approval of UK Part VII Scheme
23 Sep 2011	The Royal Bank of Scotland plc - Article 8 Notification
23 Sep 2011	The Royal Bank of Scotland N.V.- RBS - Approval of UK Part VII Scheme
26 Sep 2011	The Royal Bank of Scotland plc - Publication of Prospectus
26 Sep 2011	The Royal Bank of Scotland plc - Publication of Prospectus
30 Sep 2011	Total Voting Rights
30 Sep 2011	Ulster Bank Ireland Limited - Publication of Prospectus
30 Sep 2011	Ulster Bank Ireland Limited - Publication of Prospectus
03 Oct 2011	The Royal Bank of Scotland plc - Publication of Prospectus
04 Oct 2011	Bank of America Merrill Lynch Conference
07 Oct 2011	RBS Response to Moody's action
07 Oct 2011	RBS Investor Round Table on Insurance division
07 Oct 2011	Director/PDMR Shareholding
07 Oct 2011	The Royal Bank of Scotland plc - Article 8 Notification
10 Oct 2011	Director/PDMR Shareholding
10 Oct 2011	The Royal Bank of Scotland plc - Publication of Final Terms
10 Oct 2011	Publication of Prospectus
10 Oct 2011	Publication of Prospectus
10 Oct 2011	The Royal Bank of Scotland plc - Supplementary Prospectus
11 Oct 2011	The Royal Bank of Scotland plc - Publication of Supplementary Prospectus
12 Oct 2011	Form 8.3 - (Invista Foundation Property Trust Ltd)
14 Oct 2011	The Royal Bank of Scotland plc - Article 8 Notification
14 Oct 2011	Publication of Supplementary Prospectus
14 Oct 2011	Publication of Prospectus
14 Oct 2011	The Royal Bank of Scotland plc - Supplementary Prospectus
17 Oct 2011	Effective Date of Part VII Scheme
17 Oct 2011	The Royal Bank of Scotland plc - Supplementary Prospectus
19 Oct 2011	The Royal Bank of Scotland plc - Article 8 Notification
20 Oct 2011	The Royal Bank of Scotland plc - Amendment to Final Terms
25 Oct 2011	The Royal Bank of Scotland plc - Article 8 Notification
28 Oct 2011	The Royal Bank of Scotland plc - Article 8 Notification
31 Oct 2011	The Royal Bank of Scotland plc - Article 8 Notification
31 Oct 2011	The Royal Bank of Scotland plc - Article 8 Notification
03 Nov 2011	The Royal Bank of Scotland plc - Amendment to Final Terms
04 Nov 2011	Holding(s) in Company
04 Nov 2011	Interim Management Statement - Part 1 of 6
04 Nov 2011	Interim Management Statement - Part 2 of 6
04 Nov 2011	Interim Management Statement - Part 3 of 6
04 Nov 2011	Interim Management Statement - Part 4 of 6
04 Nov 2011	Interim Management Statement - Part 5 of 6
04 Nov 2011	Interim Management Statement - Part 6 of 6
07 Nov 2011	The Royal Bank of Scotland plc - Publication of Prospectus
08 Nov 2011	Publication of Prospectus
08 Nov 2011	Director/PDMR Shareholding
08 Nov 2011	The Royal Bank of Scotland plc - Form 8 (DD) - [Charter International]
09 Nov 2011	The Royal Bank of Scotland plc - Publication of Prospectus
10 Nov 2011	Block Listing Six Monthly Return
14 Nov 2011	The Royal Bank of Scotland plc - Article 8 Notification
14 Nov 2011	The Royal Bank of Scotland plc - Article 8 Notification
15 Nov 2011	Publication of Prospectus
16 Nov 2011	Director/PDMR Shareholding
18 Nov 2011	The Royal Bank of Scotland plc - Publication of Final Terms
21 Nov 2011	Nathan Bostock to remain with RBS
22 Nov 2011	Director/PDMR Shareholding
23 Nov 2011	Brian Hartzer to leave RBS
23 Nov 2011	The Royal Bank of Scotland plc - Article 8 Notification
23 Nov 2011	The Royal Bank of Scotland plc - Article 8 Notification
24 Nov 2011	Dividend Declaration
24 Nov 2011	National Westminster Bank Plc - Dividend Declaration
02 Dec 2011	Sale of Pub Portfolio to Heineken N.V.
02 Dec 2011	Publication of Prospectus
02 Dec 2011	Publication of Prospectus
06 Dec 2011	The Royal Bank of Scotland plc - Publication of Supplementary Prospectus
08 Dec 2011	Director/PDMR Shareholding
08 Dec 2011	Q3 2011 EBA Recapitalisation Exercise
08 Dec 2011	The Royal Bank of Scotland plc - Article 8 Notification
08 Dec 2011	The Royal Bank of Scotland plc - Article 8 Notification
12 Dec 2011	The Royal Bank of Scotland plc - Article 8 Notification
12 Dec 2011	The Royal Bank of Scotland plc - Article 8 Notification
13 Dec 2011	The Royal Bank of Scotland plc - Publication of Prospectus
14 Dec 2011	The Royal Bank of Scotland plc - Article 8 Notification
14 Dec 2011	The Royal Bank of Scotland plc - Article 8 Notification
14 Dec 2011	The Royal Bank of Scotland plc - Article 8 Notification
14 Dec 2011	The Royal Bank of Scotland plc - Article 8 Notification
15 Dec 2011	The Royal Bank of Scotland plc - Article 8 Notification
15 Dec 2011	The Royal Bank of Scotland plc - Article 8 Notification
16 Dec 2011	The Royal Bank of Scotland plc - Article 8 Notification
16 Dec 2011	The Royal Bank of Scotland plc - Article 8 Notification
23 Dec 2011	The Royal Bank of Scotland plc - Article 8 Notification
28 Dec 2011	RBS N.V.- Deferred Prosecution Agreement dismissed
28 Dec 2011	The Royal Bank of Scotland plc - Article Notification
30 Dec 2011	Total Voting Rights
03 Jan 2012	The Royal Bank of Scotland plc - Article 8 Notification
06 Jan 2012	RBS appoints new group director
10 Jan 2012	Director/PDMR Shareholding
12 Jan 2012	Changes to Wholesale Banking Operations
12 Jan 2012	The Royal Bank of Scotland plc - Publication of Prospectus
12 Jan 2012	The Royal Bank of Scotland plc - Publication of Supplementary Prospectus
13 Jan 2012	Publication of Prospectus
13 Jan 2012	Publication of Prospectus
13 Jan 2012	The Royal Bank of Scotland plc - Publication of Final Terms
17 Jan 2012	RBS Announces Sale of RBS Aviation Capital
24 Jan 2012	The Royal Bank of Scotland plc - Notice to Noteholders
31 Jan 2012	Total Voting Rights
01 Feb 2012	Sale of RBS Hoare Govett
08 Feb 2012	Director/PDMR Shareholding
08 Feb 2012	The Royal Bank of Scotland plc - Article 8 Notification
08 Feb 2012	The Royal Bank of Scotland plc - Article 8 Notification
08 Feb 2012	The Royal Bank of Scotland plc - Article 8 Notification
08 Feb 2012	The Royal Bank of Scotland plc - Article 8 Notification
09 Feb 2012	The Royal Bank of Scotland plc - Article 8 Notification
10 Feb 2012	The Royal Bank of Scotland plc - Article 8 Notification
10 Feb 2012	The Royal Bank of Scotland plc - Article 8 Notification
10 Feb 2012	The Royal Bank of Scotland plc - Article 8 Notification
13 Feb 2012	The Royal Bank of Scotland plc - Article 8 Notification
13 Feb 2012	The Royal Bank of Scotland plc - Article 8 Notification
13 Feb 2012	The Royal Bank of Scotland plc - Article 8 Notification
14 Feb 2012	The Royal Bank of Scotland plc - Amendment to Final Terms
14 Feb 2012	Ulster Bank Ireland Limited - Notice
23 Feb 2012	Final Results - Part 1 of 8
23 Feb 2012	Final Results - Part 2 of 8
23 Feb 2012	Final Results - Part 3 of 8
23 Feb 2012	Final Results - Part 4 of 8
23 Feb 2012	Final Results - Part 5 of 8
23 Feb 2012	Final Results - Part 6 of 8
23 Feb 2012	Final Results - Part 7 of 8
23 Feb 2012	Final Results - Part 8 of 8
23 Feb 2012	Directorate Change
23 Feb 2012	The Royal Bank of Scotland N.V.- Notice to Investors
24 Feb 2012	Dividend Declaration
24 Feb 2012	Publication of Registration Documentation
24 Feb 2012	The Royal Bank of Scotland plc - Publication of Registration Document
24 Feb 2012	The Royal Bank of Scotland plc - Publication of Prospectus
24 Feb 2012	National Westminster Bank Plc - Dividend Declaration
27 Feb 2012	The Royal Bank of Scotland plc - Publication of Prospectus
27 Feb 2012	The Royal Bank of Scotland plc - Publication of Prospectus
28 Feb 2012	The Royal Bank of Scotland plc - Offer to Exchange Lower Tier 2 Capital Securities
29 Feb 2012	The Royal Bank of Scotland plc - Publication of Prospectus
02 Mar 2012	The Royal Bank of Scotland plc - Article 8 Notification
08 Mar 2012	Director/PDMR Shareholding
08 Mar 2012	The Royal Bank of Scotland plc - RBS Announces Results of Exchange Offer
09 Mar 2012	Annual Report and Accounts
09 Mar 2012	Director/PDMR Shareholding
09 Mar 2012	The Royal Bank of Scotland plc - Results of Invitation to Offer to Exchange
09 Mar 2012	The Royal Bank of Scotland plc - Article 8 Notification
12 Mar 2012	Investor Round Table on US Business
14 Mar 2012	The Royal Bank of Scotland plc - Publication of Prospectus
14 Mar 2012	The Royal Bank of Scotland plc - Final Terms
20 Mar 2012	Intended Sale by Coutts
23 Mar 2012	RBS N.V. - Expected Dutch Scheme
23 Mar 2012	The Royal Bank of Scotland N.V.- Expected Dutch Scheme
23 Mar 2012	Final Results - RBS Holdings N.V.
23 Mar 2012	The Royal Bank of Scotland plc - Final Results
26 Mar 2012	RBS N.V. to RBS plc - Dutch Scheme
26 Mar 2012	The Royal Bank of Scotland plc - Annual Financial Report
26 Mar 2012	The Royal Bank of Scotland N.V.- Further Step in Proposed Transfers
27 Mar 2012	Morgan Stanley European Financials Conference
27 Mar 2012	The Royal Bank of Scotland plc - Settlement of Exchange Offer
28 Mar 2012	Filing of Annual Report on Form 20-F with US Sec
29 Mar 2012	The Royal Bank of Scotland plc - Notice to Instrument Holders
30 Mar 2012	Publication of Prospectus
30 Mar 2012	Total Voting Rights
30 Mar 2012	Pillar 3 Disclosure 2011
30 Mar 2012	The Royal Bank of Scotland plc - Publication of Supplementary Prospectus
30 Mar 2012	National Westminster Bank Plc - Final Results
02 Apr 2012	Sale of RBS APAC Cash Equities, ECM and M&A
02 Apr 2012	The Royal Bank of Scotland plc - Supplementary Prospectus
03 Apr 2012	Annual Review and Summary Financial Statement 2011
04 Apr 2012	Director/PDMR Shareholding
05 Apr 2012	Publication of Prospectus

Details of all regulatory announcements can be found in full on the Market News pages of the London Stock Exchange website (under codes RBS; 07IE; NATN/86OI; 50LT, FAP and 68IY  at: http://www.londonstockexchange.com/exchange/prices-and-news/news/market-news/market-news-home.html.

The Company also has a secondary listing on the New York Stock Exchange. The Company has submitted filings to the US Securities and Exchange Commission ("SEC"). Full details of the filings can be found on the SEC's website at www.sec.gov.

The Company has a secondary listing on Euronext - Amsterdam. Further information and details regarding this listing can be found at http://www.euronext.com.

2.  Documents filed at Companies House

The Company and/or The Royal Bank of Scotland plc and/or National Westminster Bank Plc have submitted filings to Companies House in relation to:

Ø the appointment and resignation of Directors
Ø the filing of Group accounts
Ø alterations to the Memorandum and Articles of Association
Ø the particulars of a mortgage or charge
Ø the statement of capital
Ø the allotment of shares and debentures
Ø annual returns
Ø the disapplication of pre-emption rights
Ø special resolutions

The documents were filed with the Registrar of Companies at Companies House and can be obtained from Companies House, Crown Way, Maindy, Cardiff, CF14 3UZ   or through Companies House Direct at www.direct.companieshouse.gov.uk.

3. Documents sent to Shareholders

The Company's Annual Report and Accounts for the period ended 31 December 2011 was filed with the UK Listing Authority National Storage Mechanism on 9 March  2012 and is also available for viewing on the Investor Relations section of the Company's website at
www.rbs.com.

Further information regarding the Company can be found at www.rbs.com.

This annual information update is required by and is being made pursuant to Article 10 of the Prospectus Directive as implemented in the UK by Prospectus Rule 5.2 and not for any other purpose.  Neither the Company, nor any other person, takes any responsibility for, or makes any representation, express or implied, as to the accuracy or completeness of the information contained therein (except as may expressly be set out therein).  The information referred to above is not necessarily up to date as at the date of this annual information update and the Company does not undertake any obligation to update any such information in the future.  Furthermore, such information may have been prepared in accordance with the laws or regulations of a particular jurisdiction and may not comply with or meet the relevant standards of disclosure in any other jurisdiction.  Neither this annual information update, nor the information referred to above, constitute, by virtue of this communication, an offer of any securities addressed to any person and should not be relied on by any person.

Jan Cargill
Deputy Secretary
The Royal Bank of Scotland Group plc

10 April 2012

Exhibit No. 8

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS IN ACCORDANCE WITH DTR 3.1.4R AND DTR 3.1.2R

1. Name of the issuer - The Royal Bank of Scotland Group plc

2. Name of person discharging managerial responsibilities/director

Christopher Paul Sullivan

3. Indicate whether the notification is in respect of a holding of the person referred to in 2 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 2

4. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

5. Name of registered shareholder(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

6. State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

7. Number of shares, debentures or financial instruments relating to shares acquired

489

8. Price per share or value of transaction

£0.25528

9. Date and place of transaction

10 April 2012

10. Date issuer informed of transaction

10 April 2012

11. Name of contact and telephone number for queries

Aileen Taylor, Group Secretary

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Group Secretary

Date of notification

11 April 2012

Exhibit No. 9

The Royal Bank of Scotland Group plc

24 April 2012

Notice of 2012 Annual General Meeting and Form of Proxy.

Copies of the above documents have been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.Hemscott.com/nsm.do and are available on the Group's website at www.rbs.com/agm

The documents are being mailed or made available to shareholders today, together with the Annual Review and Summary Financial Statement 2011 or Annual Report and Accounts 2011, as appropriate, which are available on the Group's website at
www.rbs.com/annualreport

The Notice of 2012 Annual General Meeting includes Resolutions to approve a sub-division and consolidation of the Company's ordinary shares. Details on the proposal are set out in full in the Notice of 2012 Annual General Meeting available on our website at www.rbs.com/agm

The Notice of 2012 Annual General Meeting includes a Resolution to amend the Articles of Association in relation to the proposed sub-division and consolidation mentioned above. A copy of the draft amendment has been forwarded to the Financial Services Authority in accordance with Disclosure and Transparency Rule 6.1.2 and is set out in full in the Notice of 2012 Annual General Meeting available on our website at www.rbs.com/agm

Name of contact and telephone number for queries:-

Group Media Relations
+44 (0)131 523 4205

Exhibit No. 10

THE ROYAL BANK OF SCOTLAND GROUP PLC

DIVIDEND ON 11 PER CENT AND 5.5 PER CENT CUMULATIVE PREFERENCE SHARES FOR THE HALF YEAR TO 31 MARCH 2012

The Directors have declared half-yearly dividends on the 11 per cent and the 5.5 per cent cumulative preference shares. The dividends will be paid on 31 May 2012 at the rate of 5.5 per cent and 2.75 per cent, respectively and will be paid to those preference shareholders on the Register at the close of business on 4 May 2012.

25 April 2012

End

Exhibit No. 11

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 26 April 2012

Name of applicant:		The Royal Bank of Scotland Group plc
Name of scheme:
The Royal Bank of Scotland Group plc
Combined Blocklisting.
Can be used to satisfy option exercises and/or share vestings under the following share plans:- The Royal Bank of Scotland Group plc
2007 Sharesave Plan; The Royal Bank of Scotland Group plc 2007 Irish Sharesave Plan; The Royal Bank of Scotland Group plc 2007 Executive Share Option Plan; The Royal Bank of Scotland Group plc Medium-term Performance Plan; The Royal Bank of Scotland Group plc 2010 Long Term Incentive Plan; The Royal Bank of Scotland Group plc 2010 Deferral Plan

Period of return:	From:	01 October 2011	To:	31 March 2012
Balance of unallotted securities under scheme(s) from previous return:		537,066,195
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		316,750,576
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		220,315,619
Name of contact:		Mr Peter Helmn
Telephone number of contact:		0131 556 8555

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 26 April 2012

Name of applicant:		The Royal Bank of Scotland Group plc
Name of scheme:		The Royal Bank of Scotland Group plc 2007 Sharesave Plan
Period of return:	From:	01 October 2011	To:	31 March 2012
Balance of unallotted securities under scheme(s) from previous return:		60,448,862
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		60,448,862
Name of contact:		Mr Peter Helmn
Telephone number of contact:		0131 556 8555

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 26 April 2012

Name of applicant:		The Royal Bank of Scotland Group plc
Name of scheme:		The Royal Bank of Scotland Group plc 2007 Irish Sharesave Plan
Period of return:	From:	01 October 2011	To:	31 March 2012
Balance of unallotted securities under scheme(s) from previous return:		4,326,186
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		4,326,186
Name of contact:		Mr Peter Helmn
Telephone number of contact:		0131 556 8555

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 26 April 2012

Name of applicant:		The Royal Bank of Scotland Group plc
Name of scheme:		The Royal Bank of Scotland Group plc 1997 Sharesave Scheme
Period of return:	From:	01 October 2011	To:	31 March 2012
Balance of unallotted securities under scheme(s) from previous return:		68,179,204
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		68,179,204
Name of contact:		Mr Peter Helmn
Telephone number of contact:		0131 556 8555

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 26 April 2012

Name of applicant:		The Royal Bank of Scotland Group plc
Name of scheme:		The Royal Bank of Scotland Group plc 2007 Executive Share Option Plan
Period of return:	From:	01 October 2011	To:	31 March 2012
Balance of unallotted securities under scheme(s) from previous return:		19,288,565
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		19,288,565
Name of contact:		Mr Peter Helmn
Telephone number of contact:		0131 556 8555

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 26 April 2012

Name of applicant:		The Royal Bank of Scotland Group plc
Name of scheme:		The Royal Bank of Scotland Group plc 1999 Executive Share Option Scheme
Period of return:	From:	01 October 2011	To:	31 March 2012
Balance of unallotted securities under scheme(s) from previous return:		53,420,571
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		53,420,571
Name of contact:		Mr Peter Helmn
Telephone number of contact:		0131 556 8555

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 26 April 2012

Name of applicant:		The Royal Bank of Scotland Group plc
Name of scheme:		The Royal Bank of Scotland Group plc Medium-term Performance Plan
Period of return:	From:	01 October 2011	To:	31 March 2012
Balance of unallotted securities under scheme(s) from previous return:		2,432,742
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		2,432,742
Name of contact:		Mr Peter Helmn
Telephone number of contact:		0131 556 8555

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 26 April 2012

Name of applicant:		The Royal Bank of Scotland Group plc
Name of scheme:		The Royal Bank of Scotland Group plc Employee Share Ownership Plan
Period of return:	From:	01 October 2011	To:	31 March 2012
Balance of unallotted securities under scheme(s) from previous return:		34,367,742
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		34,367,742
Name of contact:		Mr Peter Helmn
Telephone number of contact:		0131 556 8555

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 26 April 2012

Name of applicant:		The Royal Bank of Scotland Group plc
Name of scheme:		The Royal Bank of Scotland Group plc Option 2000 Scheme
Period of return:	From:	01 October 2011	To:	31 March 2012
Balance of unallotted securities under scheme(s) from previous return:		13,694,400
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		13,694,400
Name of contact:		Mr Peter Helmn
Telephone number of contact:		0131 556 8555

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 26 April 2012

Name of applicant:		The Royal Bank of Scotland Group plc
Name of scheme:		National Westminster Bank Group 1994 Executive Share Option Scheme
Period of return:	From:	01 October 2011	To:	31 March 2012
Balance of unallotted securities under scheme(s) from previous return:		2,826,990
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		2,826,990
Name of contact:		Mr Peter Helmn
Telephone number of contact:		0131 556 8555

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 26 April 2012

Name of applicant:		The Royal Bank of Scotland Group plc
Name of scheme:		The 1999 NatWest Group Sharesave Scheme
Period of return:	From:	01 October 2011	To:	31 March 2012
Balance of unallotted securities under scheme(s) from previous return:		6,403,971
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		6,403,971
Name of contact:		Mr Peter Helmn
Telephone number of contact:		0131 556 8555

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 26 April 2012

Name of applicant:		The Royal Bank of Scotland Group plc
Name of scheme:		First Active plc 1998 SAYE Scheme
Period of return:	From:	01 October 2011	To:	31 March 2012
Balance of unallotted securities under scheme(s) from previous return:		743,838
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		743,838
Name of contact:		Mr Peter Helmn
Telephone number of contact:		0131 556 8555

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 26 April 2012

Name of applicant:		The Royal Bank of Scotland Group plc
Name of scheme:		First Active plc 2001 SAYE Scheme
Period of return:	From:	01 October 2011	To:	31 March 2012
Balance of unallotted securities under scheme(s) from previous return:		644,769
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		644,769
Name of contact:		Mr Peter Helmn
Telephone number of contact:		0131 556 8555

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 26 April 2012

Name of applicant:		The Royal Bank of Scotland Group plc
Name of scheme:		First Active plc 1998 Share Option Scheme
Period of return:	From:	01 October 2011	To:	31 March 2012
Balance of unallotted securities under scheme(s) from previous return:		735,654
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		735,654
Name of contact:		Mr Peter Helmn
Telephone number of contact:		0131 556 8555

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 26 April 2012

Name of applicant:		The Royal Bank of Scotland Group plc
Name of scheme:		First Active plc 2002 Approved Share Option Scheme
Period of return:	From:	01 October 2011	To:	31 March 2012
Balance of unallotted securities under scheme(s) from previous return:		692,652
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		692,652
Name of contact:		Mr Peter Helmn
Telephone number of contact:		0131 556 8555

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 30 April 2012

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary